	**Michael Deschenes • Director** Mr. Deschenes is currently retired after having been active as an executive in the automobile industry for over 37 years. Most recently, Mr. Deschenes served as the Managing Director of Rampage Products, a Jeep accessory company, from January 2006 until March 2016. He holds a B.S. in Business Administration from California State University, Fullerton. Mr. Deschenes' experience as an automobile industry executive qualifies him to serve as a director. Michael works approximately 1 hour on an average weekly basis for Saleen.